UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

13th May 2009

Commission File No. 0-17630

CRH public limited company

(Translation of registrant’s name into English)

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20- F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Consolidated Financial Statements of CRH America, Inc. for the years ended December 31, 2008 and December 31, 2007 (as restated), as furnished to the Irish Stock Exchange on April 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)
Date: 13th May 2009
	By:	/s/ Glenn Culpepper
G. Culpepper
Finance Director

CRH AMERICA, INC.

Company Information

for the year ended 31 December 2008

Directors and Secretary

The Directors listed below have served during the year:

Michael G. O’ Driscoll

Mark Schack

Mark S. Towe

Thomas W. Hill (resigned 8/1/2008)

Secretary - Michael G. O’Driscoll

Registered Agent

The Corporation Trust Company, Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

Principal Address

375 Northridge Road, Suite 350

Atlanta, Georgia 30350

Auditors

Ernst & Young LLP

Suite 1000

55 Ivan Allen Jr. Boulevard

Atlanta, Georgia 30308

Bankers

Bank of America, N.A.

Dallas, Texas 75283-2406

CRH AMERICA, INC.

Directors’ report

for the year ended 31 December 2008

The Directors submit their report and audited financial statements for the year ended 31 December 2008.

Business Review

CRH America, Inc. and its subsidiaries (the Group) are engaged in the production and supply of building materials to a wide and varied customer base within the United States. The Group consists of the operations of the Precast Concrete Product Group’s businesses and certain treasury and financing activities of CRH America, Inc. The Group has extensive transactions and relationships with affiliated companies.

During the year, operating income amounted to $77,291 (2007: $121,986.) This combined with other income (expense) of $33,348 (2007: ($61,327) resulted in a profit before tax for the financial year of $110,639 (2007: profit of $60,659).

Principal Risks and Uncertainties

These principal risks are set out below.

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within thirty days, although extended terms can be granted. The Company serves a variety of customers, which limits its exposure to credit loss.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from other group companies are inherent in the company’s businesses. Adverse changes in the credit quality of the company’s borrowers or a general deterioration in economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the company’s assets and require a provision for bad and doubtful debts and other provisions. The financial performance of the company is affected by borrower credit quality and general economic conditions.

Changes in interest rates affect the company’s business.

The most significant market risks the company faces are interest rate risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs and could result in increased net finance costs.

CRH AMERICA, INC.

Directors’ report (continued)

for the year ended 31 December 2008

Results for the year and state of affairs at 31 December 2008

The profit and loss account for the year ended 31 December 2008 and the balance sheet at that date are set out on pages 2 to 6. The profit on ordinary activities for the year before taxation amounted to $110,639 compared with a profit of $60,659 in the previous year. After debiting taxation of $43,681 an amount of $66,958 has been charged to reserves.

Dividends

The directors do not propose the payment of a dividend.

Directors

The present directors are as listed and, unless otherwise indicated, have served throughout the year.

Books of Account

To the best of their knowledge, the financial statements prepared in accordance with US GAAP give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the management report includes a fair review of the development and performance of the business and position of the company together with a description of the principal risks and uncertainties that they face.

On behalf of the Directors

Director: MICHAEL O’DRISCOLL

Director: MARK TOWE

Date: April 29, 2009

CRH America, Inc.

Consolidated Financial Statements

Years Ended December 31, 2008 and 2007 (as restated)

Report of Independent Auditors

The Board of Directors and Stockholder

CRH America, Inc.

We have audited the accompanying consolidated balance sheets of CRH America, Inc. (ultimately a wholly owned subsidiary of CRH plc, a Republic of Ireland corporation) as of December 31, 2008 and 2007 (as restated), and the related consolidated statements of operations, stockholder’s equity, and cash flows for the years ended December 31, 2008 and 2007 (as restated). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CRH America, Inc. at December 31, 2008 and 2007 (as restated), and the consolidated results of its operations and its cash flows for the years ended December 21, 2008 and 2007 (as restated), in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, the consolidated financial statements as of and for the year ended December 31, 2007 have been restated.

ERNST & YOUNG LLP

April 29, 2009

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Consolidated Balance Sheets

	December 31
	2008	2007
		(Restated)
	(In Thousands)
Assets
Current assets:
Cash and cash equivalents	$57,967	$238,640
Accounts receivable, less allowance for doubtful
Accounts of $2,506 in 2008 and 2007	107,373	125,011
Inventories (Note 4)	96,474	99,965
Assets held for sale, net (Note 5)	4,591	2,638
Costs in excess of billings (Note 13)	1,522	2,868
Other current assets	10,316	13,902

Total current assets	278,243	483,024

Property, plant, and equipment, net (Note 6)	242,887	254,399
Due from parent and affiliates, net (Note 14)	6,692,762	5,991,287
Interest rate swaps (Notes 9, 15 and 16)	479,789	129,788
Other assets	11,679	9,363
Identifiable intangible assets, net (Note 3)	10,801	14,440
Goodwill	127,827	111,856

Total assets	$7,843,988	$6,994,157

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Consolidated Balance Sheets

	December 31
	2008	2007
		(Restated)
	(In Thousands, Except Share Data)
Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$52,240	$63,066
Accrued payroll	12,513	16,378
Accrued insurance	7,597	10,273
Other accrued expenses	146,837	145,150
Billings in excess of costs (Note 13)	13,137	15,624
Capital lease obligation, current (Note 6)	1,743	2,883
Current maturities on long-term debt (Note 9)	159,000	175,000

Total current liabilities	393,067	428,374

Long-term debt (Note 9)	5,550,462	4,729,237
Other liabilities	2,193	1,823
Capital lease obligation, long-term (Note 6)	1,482	2,987

Stockholder’s equity:
Common stock, $.01 par value: authorized shares – 10,000; 2,500 issued and outstanding at 2008 and 2007, respectively	—	—
Additional paid-in capital	1,562,233	1,564,143
Retained earnings	334,551	267,593

Total stockholder’s equity	1,896,784	1,831,736

Total liabilities and stockholder’s equity	$7,843,988	$6,994,157

See accompanying notes.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Consolidated Statements of Operations

	Year Ended December 31
	2008	2007
		(Restated)
	(In Thousands)
Net sales	$803,116	$885,571
Cost of sales	608,189	653,122

Gross profit	194,927	232,449

Selling, general, and administrative expenses	117,636	110,463

Operating income	77,291	121,986

Other income (expense):
Interest income, net – related parties (Note 14)	483,801	245,115
Interest expense	(473,751)	(337,854)
Other, net	23,298	31,412

	33,348	(61,327)

Income before income taxes	110,639	60,659

Income tax expense (Note 3)	43,681	23,560

Net income	$66,958	$37,099

See accompanying notes.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Consolidated Statements of Stockholder’s Equity

			Additional
	Common Stock		Paid-in	Retained
	Share	Amount	Capital	Earnings	Total
	(In Thousands, Except Shares)
Balance at January 1, 2007, as previously reported	2,500	$—	$1,567,827	$209,531	$1,777,358

Effect of restatement	—	—	—	20,963	20,963

Balance at January 1, 2007, as restated	2,500	—	1,567,827	230,494	1,798,321

Employee stock compensation	—	—	(3,684)	—	(3,684)
Net income	—	—	—	37,099	37,099

Balance at December 31, 2007, as restated	2,500	—	1,564,143	267,593	1,831,736

Employee stock compensation	—	—	(1,910)	—	(1,910)
Net income	—	—	—	66,958	66,958

Balance at December 31, 2008	2,500	$—	$1,562,233	$334,551	$1,896,784

See accompanying notes.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Consolidated Statements of Cash Flows

	December 31
	2008	2007
		(Restated)
	(In Thousands)
Operating activities
Net income	$66,958	$37,099
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,304	28,103
Amortization of loan acquisition costs and discounts	907	639
Net gain on sale of property, plant, and equipment	(1,378)	(218)
Stock compensation income	(1,910)	(3,684)
Changes in fair value of derivatives the effects of business acquisitions:	(20,683)	(33,302)
Accounts receivable, net	19,812	23,704
Inventories	6,108	4,164
Other assets	1,270	(1,781)
Accounts payable, accrued expenses and other liabilities	(15,515)	19,427
Billings in excess of costs and costs in excess of billings on contracts in progress	(1,141)	(811)

Net cash provided by operating activities	86,732	73,340

Investing activities
Acquisitions of businesses, net of cash acquired	(27,656)	(86,503)
Deferred payments	(60)	(639)
Purchases of property, plant, and equipment	(20,731)	(43,540)
Proceeds from sales of property, plant, and equipment	10,162	935

Net cash used in investing activities	(38,285)	(129,747)

Financing activities	650,000	—
Proceeds from long-term borrowings	(175,000)	(173,000)
Due from parent and affiliates, net and capital lease obligation with affiliate	(704,120)	366,575

Net cash (used in) provided by financing activities	(229,120)	193,575

(Decrease) increase in cash and cash equivalents	(180,673)	137,168
Cash and cash equivalents at beginning of year	238,640	101,472

Cash and cash equivalents at end of year	$57,967	$238,640

See accompanying notes.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements

(In Thousands)

December 31, 2008

1. Nature of Operations

CRH America, Inc. (the Company) is a wholly owned subsidiary of Oldcastle, Inc. (Oldcastle or Parent), a holding company whose ultimate parent is CRH plc, a Republic of Ireland corporation.

Oldcastle and its subsidiaries (the Group) are engaged in the production and supply of building materials to a wide and varied customer base within the United States. The Group is organized into six core product-based business groups:

•	Architectural Products

•	Precast Concrete Products

•	Glass Fabrication and Distribution

•	Fencing, Welded Wire Reinforcement and Concrete Construction Accessories

•	Materials (primarily aggregates, readymixed concrete, and asphalt supply/paving)

•	Distribution of roofing, siding, and insulation products

The Company consists of the operations of the Precast Concrete Product Group’s businesses and certain treasury and financing activities of Oldcastle. The Company has extensive transactions and relationships with affiliates.

2. Restatement of Previously Issued Financial Statements

The Company has restated its consolidated balance sheet as of December 31, 2007, and its consolidated statements of operations, stockholder’s equity and cash flows for the year then ended. The restatement corrects the inappropriate application of the short-cut method to interest rate swap agreements accounted for as fair value hedges. The restatement adjustments resulted in a cumulative net increase in stockholder’s equity of $41,331 as of December 31, 2007. The restatement adjustments also resulted in an increase in previously reported other income of $67,781, and an increase in previously reported net income of $20,368 for the year ended December 31, 2007. The consolidated financial statements and the related notes presented herein also reflect the restatements described below in accordance with SFAS 154, Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

2. Restatement of Previously Issued Financial Statements (continued)

Summary of Restatement Items

The following table sets forth the effect of the restatement adjustment on other income and net income in the consolidated statement of operations for the year ended December 31, 2007:

	Previously Reported	2007 Adjustments	Restated
	(In Thousands)
Operating income	$121,986	$—	$121,986
Other income (expense):
Interest income, net – related parties (Note 13)	245,115	—	245,115
Interest expense	(337,854)	—	(337,854)
Other, net	(1,890)	33,302	31,412

	(94,629)	33,302	(61,327)

Income before income taxes	27,357	—	60,659
Income tax expense (Note 2)	10,626	12,934	23,560

Net income	$16,731	$20,368	$37,099

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

2. Restatement of Previously Issued Financial Statements (continued)

The restatement impacted the Company’s consolidated balance sheet as of December 31, 2007 as follows:

	Previously Reported	2007 Adjustments	Restated
		(In Thousands)
Assets
Total current assets	$483,024	$—	$483,024
Due from parent and affiliates, net (Note 13)	6,017,737	(26,450)	5,991,287
Other non-current assets	519,846	—	519,846

Total assets	$7,020,607	$(26,450)	$6,994,157

Liabilities and stockholder’s equity
Total current liabilities	$428,374	$—	$428,374
Long-term debt (Note 9)	4,797,018	(67,781)	4,729,237
Other non-current liabilities	4,810	—	4,810
Stockholder’s equity	1,790,405	41,331	1,831,736

Total liabilities and stockholder’s equity	$7,020,607	$(26,450)	$6,994,157

3. Significant Accounting Policies

Principals of Consolidation

The consolidated financial statements comprise those of the Company and its wholly owned subsidiary, Oldcastle Precast, Inc. (Oldcastle Precast).

All significant intercompany balances and transactions have been eliminated in consolidation.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

3. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Financial Instruments

The Company’s financial instruments at December 31, 2008 and 2007, consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt, and interest rate swaps (see Note 15).

Credit Risk

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 days, although extended terms can be granted.

Inventories

In 2008 and 2007, all inventories were stated at the lower of average cost or market for finished goods and raw materials.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost. For financial reporting purposes, depreciation of property, plant, and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which range from four to forty years.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

3. Significant Accounting Policies (continued)

Intangible Assets

Goodwill represents the amount by which the total purchase price the Company has paid to acquire businesses accounted for as purchases exceeds the estimated fair value of the net assets acquired. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires that goodwill and intangible assets with indefinite lives be reviewed annually for impairment. These impairment tests required by SFAS No. 142 are impacted by determination of the appropriate levels of cash flows to perform the tests and future cash flow assumptions of the related assets. For the purposes of the impairment testing, management has determined the Company to be a reporting unit. As such, the Company has developed and completed impairment tests; however, at December 31, 2008, no impairment adjustments have been required.

Intangible assets that have a finite life, which consist primarily of non-compete agreements and customer relationships, are amortized over their useful lives using the straight-line method.

As of December 31, 2008, total intangible assets subject to amortization consist of the following:

	Gross	Accumulated Amortization	Net Balance
Noncompete agreements	$5,189	$(3,475)	$1,714
Non – contractual customer relationships	12,282	(7,255)	5,027
Contractual customer relationships	263	(263)	0
Trade names	5,248	(1,226)	4,022
Order/production backlog	521	(483)	38

Total intangible assets	$23,503	$(12,702)	$10,801

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

3. Significant Accounting Policies (continued)

As of December 31, 2007, total intangible assets subject to amortization consisted of the following:

	Gross	Accumulated Amortization	Net Balance
Noncompete agreements	$4,817	$(2,811)	$2,006
Non – contractual customer relationships	11,977	(4,825)	7,152
Contractual customer relationships	263	(118)	145
Trade names	5,248	(501)	4,747
Order/production backlog	866	(476)	390

Total intangible assets	$23,171	$(8,731)	$14,440

Amortization expense for intangible assets for the years ending December 31, 2008 and 2007 was $3,971 and $2,941, respectively. The following presents the estimated amortization expense for intangible assets for each of the next five years:

2009	$3,608
2010	3,133
2011	1,772
2012	1,000
2013	891

Revenue Recognition

The Company recognizes revenue when products are shipped to its customers. Certain contracts, however, allow for billing of stored materials and the Company records these as receivables with an offset to deferred income.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

3. Significant Accounting Policies (continued)

Revenue Recognition (continued)

For the years ended December 31, 2008 and 2007, respectively, approximately 19% and 18% of Company revenues were derived under fixed-price contracts from operations that manufacture and erect precast/prestressed components into buildings and parking garages. For such contracts, the Company recognizes revenue on a percent complete basis of cost incurred to final projected cost. Contract costs are usually recognized as an expense in the income statement in the accounting periods in which the work to which they relate is performed.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

Advertising Costs

The Company expenses advertising and promotion cost as incurred. Advertising and promotional costs were approximately $3,365 and $3,723 during 2008 and 2007, respectively.

Shipping and Handling Costs

Shipping and handling costs are included as a component of cost of sales.

Interest Rate Swaps

The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its debt and to manage the Company’s overall level of fixed and variable rate debt to a targeted range. Statement of Financial Accounting Standards No. 133, Accounting for

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

3. Significant Accounting Policies (continued)

Interest Rate Swaps (continued)

Derivative Instruments and Hedging Activities, as amended (SFAS No. 133) requires the Company to recognize all derivative instruments in the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognized in the statement of other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.

Stock Compensation

Certain of the Company’s employees participate in stock compensation plans of the ultimate parent company, CRH plc. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (SFAS No. 123R). In accordance with SFAS No. 123R, the Company recorded stock compensation income and corresponding adjustment to contributed capital of $1,910 and $3,684 for the years ended December 31, 2008 and December 31, 2007, respectively, under the CRH plc plans. Prior to the adoption of SFAS 123R, the Company was not required to recognize compensation expense for stock options issued by its Parent and granted to its employees.

Income Taxes

Taxable income of the Company and its subsidiaries is included in the consolidated U.S. Federal income tax return of the Company’s Parent. The Parent has allocated its total tax charge to its subsidiaries based on its overall consolidated effective tax rate. The amounts allocated for income taxes by the Parent do not equal the income tax balances that would be recorded by the Company if income taxes were computed as if the Company filed its own income tax return. The aggregate amounts charged to the Company for current and deferred income taxes are included in due to/from Parent in the accompanying consolidated balance sheets. Due to/from Parent and affiliates includes $43,681 and $23,560 related to income taxes for 2008 and 2007 income taxes, respectively.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

3. Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment when circumstances indicate that the carrying value of the assets may not be fully recoverable. When the carrying value of the asset exceeds the value of its expected undiscounted future cash flows, an impairment charge is recognized equal to the difference between the asset’s carrying value and its fair value.

Guarantees

The Company has guarantees outstanding primarily for the benefit of affiliates to obtain leases by a third party. A summary of guarantees made by the Company is disclosed below:

Guarantee issued to Banc of America Leasing & Capital LLC, issued May and June 2003, for affiliate equipment leases. Leases are for periods of 35-72 months. Guarantor is obligated based on default by affiliate; and the maximum future payments under the guarantee existing as of December 31, 2008 are:	$2,253

Guarantee issued to Centerpoint Realty, issued October 2003, for affiliate building lease which commenced in May 2004. Lease is for a period of 120 months. Guarantor is obligated based on default by affiliate; and the maximum future payments under the guarantee existing as of December 31, 2008 are:	1,413

Guarantee issued to former owners of Precast Systems, Inc., issued November 2002, subsidiary guarantee of deferred payments related to acquisition. Guarantee is until paid, with obligation based on default by subsidiary in relation to the purchase agreement; and the maximum future payments under the guarantee existing as of December 31, 2008 are:	2,000

Total maximum future payments under existing guarantees	$5,666

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

3. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a two-step process for determining the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB issued FASB Staff Position No. FIN 48–3, Effective Date of FASB Interpretation No. 48 for Certain nonpublic Enterprises, which permits nonpublic enterprises to defer the effective date of FIN 48 until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 and is evaluating the impact of FIN 48 to its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the assets or liabilities and establishes a hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. On February 12, 2008, the FASB issued FSP FAS No. 157-2, Effective Date of FASB Statement No. 157 (FSP FAS No. 157-2), that partially deferred the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Company partially adopted SFAS No. 157 during 2008, applying the new standard to financial instruments but not adopting the new standard for nonfinancial assets and liabilities.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets, (FSP No. 142-3). FSP No. 142-3amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

3. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

of a recognized intangible asset under SFAS 142. The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R and other U.S. generally accepted accounting principles. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of FSP No. 142-3 is not expected to have a material impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements. Adoption of this statement is not expected to have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R) which significantly modifies the accounting for business combinations. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. Liabilities related to contingent consideration are required to be recognized at acquisition and remeasured at fair value in each subsequent reporting period. Restructuring charges and all pre-acquisition related costs (e.g., fees for attorneys, accountants, and investment bankers) must be expensed in the period they are incurred. In addition, changes to acquisition-related deferred tax assets and unrecognized tax benefits recorded under FIN 48 made subsequent to the acquisition date will generally impact income tax expense in that period as opposed to being recorded to goodwill. SFAS No. 141(R) is effective for fiscal years that begin after December 15, 2008 (January 1, 2009 for the Company). The Company is currently evaluating the requirements of SFAS No. 141(R) and has not yet determined the impact on the financial statements. SFAS No. 141(R) will be applied prospectively for acquisitions on or after January 1, 2009.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

4. Inventories

Inventories consisted of the following:

	December 31
	2008	2007
Raw materials	$20,668	$19,895
Finished goods	75,786	80,070

	$96,474	$99,965

5. Assets Held for Sale

During 2008, the Company committed to selling certain property, plant, and equipment at its Ogden, Farmingdale, North Brookfield, Ashland, and Madera locations. These facilities have underperformed and will be consolidated with nearby operations. Based on the Company’s knowledge of prospective buyers and offers tendered to date, impending sales are likely and as such, these assets have been classified as held for sale.

December 31, 2008
Land and improvements	$2,214
Buildings and improvements	3,595
Machinery and equipment	963

6,772
Less accumulated depreciation	(2,181)

$4,591

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

6. Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

	December 31
	2008	2007
Land and improvements	$65,562	$67,356
Buildings and improvements	131,887	132,323
Machinery and equipment	254,367	247,109
Construction in progress	1,914	—

	453,730	446,788
Less accumulated depreciation	(210,843)	(192,389)

	$242,887	$254,399

Included in the property, plant, and equipment balance are assets under capital lease from an affiliate, which mainly consist of machinery and equipment, with a capitalized cost of $15,807 and $17,507 and accumulated amortization of $13,727 and $11,638 at December 31, 2008 and 2007, respectively. All capital leases have a seven-year term.

Depreciation expense for the years ended December 31, 2008 and 2007, including amortization of assets recorded under capital leases, was $28,332 and $25,162, respectively.

The following is a schedule of the future minimum lease payments for the Company’s capital leases with remaining terms in excess of one year as of December 31, 2008:

2009	$1,743
2010	851
2011	851

3,445
Less imputed interest	(220)

$3,225

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

7. Acquisitions

During 2008, the Company acquired the following businesses for a total cost of $27,313:

Business	Date
Southern Drainage, Inc.	April 14
Underground Precast Solutions, Inc.	August 21

The purchase price allocations for Southern Drainage, Inc. and Underground Precast Solutions, Inc. (UPS) had not been finalized as of December 31, 2008, primarily due to final appraisals for tangible assets not being complete. As a result, the initial allocation of the purchase price for these acquisitions was based on preliminary information. These acquisitions were accounted for by the purchase method of accounting and include no non-cash consideration. The results of operations are included in the accompanying financial statements since the respective acquisition dates. The primary business function of these businesses is the manufacture of precast concrete products.

The principal factor contributing to the recognition of goodwill in the Southern Drainage and UPS acquisitions is the potential realization of cost savings and synergies with existing companies in Precast.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable	$2,330
Inventories	2,356
Tangible assets	4,499
Goodwill and other intangible assets	18,716
Current liabilities	(588)

Fair value of net assets acquired	$27,313

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

7. Acquisitions (continued)

During 2007, the Company acquired the following businesses for a total cost of $86,503:

Business	Date
Carson Industries LLC (excluding Carson Industries Ltd., the Irish operations of Carson Industries, LLC, which was simultaneously sold to an affiliated company)	July 20
Inland Concrete Enterprises, Inc.	December 17

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable	$15,193
Inventories	13,646
Tangible assets	29,159
Goodwill and other intangible assets	38,922
Current liabilities	(10,417)

Fair value of net assets acquired	$86,503

The purchase price allocations for the 2007 acquisitions were concluded in 2008 and resulted in an increase in tangible assets of $2,922, a decrease in goodwill and other intangibles of $3,007, an increase in working capital of $428 and additional purchase consideration of $343. All acquisitions were accounted for by the purchase method of accounting. The results of operations are included in the accompanying financial statements since the respective acquisition dates. The primary business function of these businesses is the manufacture of precast concrete products.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

7. Acquisitions (continued)

For the year ended December 31, 2008, the Company acquired intangible assets subject to amortization valued at $1,313 through the two acquisitions, which consist of the following:

	Gross	Weighted- Average Amortization Period
Non-competes	$372	5
Non-contractual customer relationships	881	3
Order/production backlog	60	1

Total intangible assets	$1,313	3

For the year ended December 31, 2007, the Company acquired intangible assets subject to amortization valued at $10,086 through the two acquisitions, which consist of the following:

	Gross	Weighted- Average Amortization Period
Patents/trademarks	$5,073	10
Non-contractual customer relationships	4,345	4
Contractual customer relationships	263	1
Order/production backlog	405	1

Total intangible assets	$10,086	7

For the years ended December 31, 2008 and 2007, the Company acquired goodwill valued at $17,403 and $28,836, respectively. Amounts of $3,124 and $1,977 are the tax-deductible amounts of the goodwill balance for years ended December 31, 2008 and 2007, respectively.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

8. Pension and Profit Sharing Plans

The Company has various defined contribution retirement plans. Total employer contributions related to the above plans were $8,338 in 2008 and $13,125 in 2007. The Company has no further liability to these plans beyond the annual discretionary contributions.

9. Long-Term Debt and Short-Term Borrowings

The Company has issued various senior notes and Global Bonds guaranteed by CRH plc with principal amounts totaling $5,327,000 and $4,852,000 outstanding as of December 31, 2008 and 2007, respectively. The Company used the proceeds of these notes and bonds to retire existing debt and to make loans to affiliates.

All senior notes and Global Bonds contain certain restrictive covenants including, among other things, maintenance of insurance on the Company’s assets, limitations on disposal of fixed assets, prompt payments of taxes and assessments, limitations on sales and leaseback transactions, and limitations on the merger and/or sale of the Company. In addition, restrictive covenants are also placed on CRH plc, the guarantor and ultimate parent of the Company, including, among other things, maintenance of minimum leverage and net worth ratios.

Long-term debt, adjusted for the effects of discounting on the original issue and interest rate swap agreements that represent fair value hedges aggregating $391,325 and $62,007 at December 31, 2008 and 2007, respectively, consists of the following:

	December 31
	2008	2007
		(Restated)
Senior note, guaranteed by CRH plc., due 2008; interest payable semiannually on May 31 and November 30 at an annual rate of 7.64%	$—	$175,000

Senior note, guaranteed by CRH plc., due 2009; interest payable semiannually on March 23 and September 23 at an annual rate of 7.74%	159,000	159,000

Senior note, guaranteed by CRH plc., due 2011; interest payable semiannually on May 31 and November 30 at an annual rate of 7.80%	104,000	104,000

Senior note, guaranteed by CRH plc., due 2011; interest payable semiannually on March 23 and September 23 at an annual rate of 7.90%	100,000	100,000

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

9. Long-Term Debt and Short-Term Borrowings (continued)

	December 31
	2008	2007
		(Restated)
Senior note, guaranteed by CRH plc., due 2012; interest payable semiannually on March 23 and September 23 at an annual rate of 7.95%	$65,000	$65,000

Senior note, guaranteed by CRH plc., due 2014; interest payable semiannually on March 23 and September 23 at an annual rate of 8.06%	201,000	201,000

Senior note, guaranteed by CRH plc., due 2016; interest payable semiannually on May 31 and November 30 at an annual rate of 7.96%	36,000	36,000

Senior note, guaranteed by CRH plc., due 2010; interest payable semiannually on May 13 and November 13 at an annual rate of 8.15%	157,000	157,000

Senior note, guaranteed by CRH plc., due 2012; interest payable semiannually on May 13 and November 13 at an annual rate of 8.25%	55,112	53,339

Senior note, guaranteed by CRH plc., due 2015; interest payable semiannually on May 13 and November 13 at an annual rate of 8.40%	55,000	55,000

Global Bond, guaranteed by CRH plc, due 2012; interest payable semiannually on March 15 and September 15 at an annual rate of 6.95%	1,000,000	1,000,000

Global Bond, guaranteed by CRH plc, due 2013; interest payable semiannually on April 15 and October 15 at an annual rate of 5.30%	778,738	711,135

Global Bond, guaranteed by CRH plc, due 2033; interest payable semiannually on April 15 and October 15 at an annual rate of 6.40%	419,260	312,109

Global Bond, guaranteed by CRH plc, due 2011; interest payable semiannually on March 30 and September 30 at an annual rate of 5.63%	522,472	509,754

Global Bond, guaranteed by CRH plc, due 2016; interest payable semiannually on March 30 and September 30 at an annual rate of 6.00%	1,335,825	1,265,900

Global Bond, guaranteed by CRH plc, due 2018; interest payable semiannually on January 15 and July 15 at an annual rate of 8.13%	721,055	—

	5,709,462	4,904,237
Less current maturities of long-term debt	159,000	175,000

Long-term debt	$5,550,462	$4,729,237

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

9. Long-Term Debt and Short-Term Borrowings (continued)

Principal maturities of long-term debt are as follows at December 31, 2008:

2009	$159,000
2010	157,000
2011	726,472
2012	1,120,112
2013	778,738
Thereafter	2,768,140

$5,709,462

At December 31, 2008 and 2007, the Company had $115,000 of unsecured lines of credit with banks. The various lines of credit have variable interest rates based on the prevailing interest rate at the time of borrowing as well as the length of time funds are borrowed. There were no outstanding balances under these lines of credit at December 31, 2008 and 2007; however, the Company had $110,527 and $79,661 of outstanding letters of credit under these agreements at December 31, 2008 and 2007, respectively.

During 2008 and 2007, the Company and its subsidiaries paid interest on external debt of $311,780 and $332,434, respectively.

10. Due to Foreign Affiliate

The Company has a $1,000,000 revolving loan facility with a foreign affiliate as of December 31, 2008 and 2007. The facility is available through April 30, 2010 with interest payable quarterly at the prevailing interest rate at time of borrowing. There was no outstanding balance under this facility at December 31, 2008 and 2007. The Company and its subsidiaries paid interest of $108,044 and $111,123 on borrowings from its foreign affiliate during 2008 and 2007, respectively.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

11. Operating Leases

The Company is obligated under various non-cancelable operating leases for equipment, automobiles and office facilities with varying terms of five to ten years.

The following is a schedule of the future minimum lease payments for the Company’s operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2008:

2009	$3,238
2010	2,594
2011	2,165
2012	1,568
2013	1,524
Thereafter	8,837

$19,926

Rental expense for 2008 and 2007 was $8,717 and $9,142, respectively.

12. Contingencies and Litigation

The Company is involved in a number of lawsuits that arose in the normal course of its business. In the opinion of management, based upon discussions with legal counsel, liabilities, if any, arising from these proceedings would not have a material adverse effect on the Company’s financial statements.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

13. Costs and Estimated Earnings on Uncompleted Contracts

The details of the Company’s costs and billings related to construction contracts are as follow:

	December 31
	2008	2007
Costs incurred on uncompleted contracts	$128,949	$137,004
Estimated earnings	49,464	52,327

	178,413	189,331
Less billings to date	(190,028)	(202,087)

	$(11,615)	$(12,756)

Costs and estimate earnings in excess of billings	$1,522	$2,868
Billings in excess of costs and estimated earnings	(13,137)	(15,624)

	$(11,615)	$(12,756)

As of December 31, 2008 and 2007, accounts receivable balances include amounts billed but not paid by customers under retainage provisions in construction contracts of $7,725 and $8,051, respectively.

14. Related-Party Transactions

The Company participates in a centralized cash management system with the Parent whereby excess cash is invested to maximize the return to system participants. The amounts due from Parent and affiliates included in the accompanying consolidated balance sheets of $6,692,762 and $5,991,287 at December 31, 2008 and 2007, respectively, represent loans, income tax accounts, and related accrued interest due from Parent and affiliates. These amounts are due on demand; however, it is the Parent’s management’s intention not to pay the amounts due within the next twelve months.

Interest income, net – related parties presented in the accompanying consolidated financial statement includes interest earned on amounts due from the Parent and affiliates of $400,000 and $250,000, net of interest expense to Parent and affiliates of $7,637 and $4,885 in 2008 and 2007, respectively. The interest income reimburses the Company for a portion of external interest expense incurred by the Company. The amount is determined at management’s discretion.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

14. Related-Party Transactions (continued)

Guarantee fees are included in other expenses and reflect the net amount of guarantee fees charged by the Parent and the amount charged to affiliated companies totaling ($2,682) and $1,960 in 2008 and 2007, respectively.

Included in selling, general, and administrative expenses are management fees charged by the Parent of $2,557 and $1,654 in 2008 and 2007, respectively.

15. Financial Instruments

The Company’s financial instruments at December 31, 2008 and 2007, consist primarily of cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, long-term debt and interest rate swap agreements. Due to the short maturities of cash and cash equivalents, accounts receivable, and accounts payable, carrying amounts approximate the respective fair values.

The Company places its temporary cash investments and investment grade short-term investments in high credit quality financial institutions, and limits the amount of credit exposure to any one entity. Substantially all of the Company’s accounts receivable are due from companies in, or related to, the construction industry, in the United States. The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risk exists at December 31, 2008 and 2007 related to accounts receivable.

At December 31, 2008 and 2007, the fair market value of its long-term debt obligations was $5,718,325 and $4,914,007, respectively. The fair value of long-term debt obligations is the net present value of future interest and capital payments discounted at prevailing interest rates. When the fixed interest rates on debt differ from prevailing rates, fair value will differ from book value.

The Company accounts for derivative instruments in accordance with SFAS 133, which requires the recognition of all derivative instruments on the balance sheet at fair value. The Company enters into interest rate swap agreements to reduce the impact of changes in interest rates on its long-term debt and to manage the Company’s overall level of fixed and variable interest rate debt to a targeted range.

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

15. Financial Instruments (continued)

At December 31, 2008 and 2007, respectively, the Company had outstanding 13 and 14 fixed-to-variable interest rate swap agreements with commercial banks, having a total notional amount of $1,580,000 and $1,655,000, and expiring from 2011 to 2018, which are designated as fair value hedges related to the Company’s long-term debt. In addition, at December 31, 2008 and 2007, the Company had outstanding 13 interest rate swap agreements (10 fixed-to-variable and three variable-to-fixed) and seven fixed-to-variable interest rate swap agreements with commercial banks, having a total notional amount of $1,950,000 and $1,000,000, respectively, and a fair value $267,223 and $67,781, respectively, which are not designated as hedges. The Company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements; however, the Company does not anticipate nonperformance by the counterparties. During 2008 and 2007, under all outstanding interest rate swap agreements, the Company received a weighted average interest rate of 4.27% and 6.16%, respectively.

The interest rate swap agreements designated as fair value hedges related to the Company’s long-term debt are carried at fair value totaling $212,565 and $62,007 at December 31, 2008 and 2007, respectively, and are included in other assets and long-term debt on the consolidated balance sheets. The Company includes in interest income or expense amounts received or paid when the underlying transactions settle. The effectiveness of the derivative as a hedge is based on a high correlation between changes in its value and changes in the value of the underlying hedged item. Outstanding interest rate swap agreements not designated as hedges are recorded at fair value and are included in other assets. The change in fair value is recorded each period in Other, net in the consolidated statements of operations.

In December 2007 the Company terminated four interest rate swap agreements and received a payment of $18,876 from the counterparties. This amount is being amortized over the remaining life of the related debt instruments as interest income, resulting in interest income of $4,951 in 2008.

16. Fair Value Measurements

The Company adopted SFAS No. 157, Fair Value Measurements (SFAS No. 157) on January 1, 2008 related to its financial instruments. SFAS No. 157 defines fair value as the exchange value of an asset or a liability in an orderly transaction between market participants. The standard

CRH America, Inc.

(Ultimately a Wholly Owned Subsidiary of CRH plc,

a Republic of Ireland Corporation)

Notes to Consolidated Financial Statements (continued)

(In Thousands)

16. Fair Value Measurements (continued)

outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The three broad fair value hierarchy levels are defined as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities as of the reported date.

Level 2 – Other than quoted market prices in active markets for identical assets or liabilities, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other than quoted prices for assets or liabilities and prices that are derived principally from or corroborated by market data by correlation or other means.

Level 3 – Measurements using management’s best estimate of fair value, where the determination of fair value requires significant management judgment or estimation.

The Company’s interest rate swaps were measured under the fair value standard in 2008 using level 2 inputs, including consideration of a credit valuation adjustment to incorporate counterparty credit risk in the valuation of the Company’s derivative positions.

17. Workforce

The Company had a workforce of approximately 2,861 at December 31, 2008, of which 21% are subject to collective bargaining agreements. Of this 21%, 124 employees are subject to renegotiation in 2009. Negotiations will be ongoing in 2009 with the different parties and the Company foresees no related work stoppages.

At December 31, 2007, the Company had a workforce of approximately 3,723, of which 19% were subject to collective bargaining agreements.